SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

AHL Services, Inc

(Name of the Issuer)

AHL Services, Inc.

Francis A. Argenbright, Jr.

Kathleen B. Argenbright

Argenbright Partners, L.P.

Francis A. Argenbright, Jr. Charitable Remainder Trust

A. Clayton Perfall

(Names of Persons Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

001296102

(CUSIP Number of Class of Securities)

AHL Services, Inc.

Francis A. Argenbright, Jr.

Kathleen B. Argenbright

Argenbright Partners, L.P.

Francis A. Argenbright, Jr. Charitable

Remainder Trust

A. Clayton Perfall

c/o AHL Services, Inc.

1000 Wilson Boulevard

Suite 910

Arlington, Virginia 22209

(703) 528-9688

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Filing Person) Copies to:
Russell B. Richards King & Spalding LLP 191 Peachtree Street Atlanta, Georgia 30303

This statement is filed in connection with (check the appropriate box):

a.    ☒    The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through

240.14b-2), Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (“the Act”).

b.    ☐    The filing of a registration statement under the Securities Act of 1933.

c.    ☐    A tender offer.

d.    ☐    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$22,870,189	$4,575

*	Estimated solely for purposes of computing the filing fee. The transaction valuation was based on (1) the exchange of approximately 6,277,919 shares of common stock of AHL Services, Inc., par value $0.01 per share (the “Common Stock”) for $1.50 per share in cash and (2) the exchange of approximately 8,968,873 shares of Common Stock for 13,453,310 shares of series B participating preferred stock having a value of $1.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50 of 1% of the transaction valuation.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,575	Filing Party: AHL Services, Inc.
Form or Registration No.: Preliminary Proxy Statement	Date Filed: May 9, 2003

INTRODUCTION

This Amendment No. 3 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed by AHL Services, Inc., a Georgia corporation (“AHL”), Francis A. Argenbright, Jr., Kathleen B. Argenbright, Argenbright Partners, L.P., a Georgia limited partnership, Francis A. Argenbright, Jr. Charitable Remainder Trust and A. Clayton Perfall (Messrs. Argenbright and Perfall, Ms. Argenbright, Argenbright Partners, L.P. and the Francis A. Argenbright, Jr. Charitable Remainder Trust are referred to as the “Re-Investing Shareholders;” the Re-Investing Shareholders along with AHL are referred to as the “Filing Parties”), in connection with an Agreement and Plan of Merger, dated as of March 28, 2003, and as amended on May 8, 2003 and as further amended on May 30, 2003, June 13, 2003, June 30, 2003 and July 16, 2003, by and among by Huevos Holdings, Inc., the Filing Parties and Caledonia Investments plc, a public limited company organized under the laws of England and Wales (“Caledonia”).

If the merger agreement and the merger are approved by AHL’s shareholders and the other conditions to the closing of the merger are satisfied or waived, Huevos Holdings, Inc., a Georgia corporation (“Huevos Holdings”), will merge with and into AHL, with AHL being the surviving corporation. In the merger:

•	each share of AHL’s common stock, $0.01 par value per share, other than shares held by the Re-Investing Shareholders and Caledonia, will be converted into the right to receive $1.50 in cash;

•	each share of AHL’s stock held by the Re-Investing Shareholders and Caledonia will be converted into the right to receive 1.5 shares of series B participating preferred stock of AHL (as the surviving corporation).

Concurrently with the filing of this Amendment No. 3 to the Schedule 13E-3 with the Securities and Exchange Commission (“SEC”), AHL is filing a preliminary proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, pursuant to which AHL’s board of directors will be soliciting proxies from holders of its common stock in connection with the 2003 special meeting of AHL’s shareholders.

The cross-references below are being supplied pursuant to General Instructions F and G to Schedule 13E-3 and identify the location in the Proxy Statement of the information required to be included in response to the Items of this Amendment No. 3 to the Transaction Statement on Schedule 13E-3. The information set forth in the Proxy Statement, including all annexes thereto, is hereby incorporated by reference, and the responses to each Item in this Amendment No. 3 to the Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.

The information contained in this Amendment No. 3 to the Schedule 13E-3 concerning each Filing Party was supplied by such Filing Party. The information contained in this Amendment No. 3 to the Schedule 13E-3 concerning Huevos Holdings and CGW Southeast Partners IV, L.P. (“CGW”) was supplied by Huevos Holdings and CGW.

Item 1.    Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the caption “Summary” is incorporated herein by reference.

Item 2.    Subject Company Information

Regulation M-A Item 1002

(a)	Name and Address. The information set forth in the Proxy Statement under the caption “The Parties to the Merger” is incorporated herein by reference.

(b)	Securities. The information set forth in the Proxy Statement under the caption “Special Meeting — Record Date, Outstanding Voting Securities, Voting Rights and Quorum” is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the caption “Markets and Market Prices of the Common Stock and Related Shareholder Matters” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Proxy Statement under the caption “Markets and Market Prices of the Common Stock and Related Shareholder Matters” is incorporated herein by reference.

(e)	Prior Public Offerings. None.

(f)	Prior Stock Purchases. Set forth below is information concerning purchases of AHL Common Stock by the Filing Parties for the past two years:

Name	Date	Number of shares of Common Stock Purchased	Purchase Price Per Share
A. Clayton Perfall	August 20, 2002	6,400	$0.50
A. Clayton Perfall	January 6, 2002	100,000	$5.00

Item 3.    Identity and Background of Filing Person(s)

Regulation M-A Item 1003

(a)	Name and Address. The information set forth in the Proxy Statement under the caption “The Parties to the Merger” is incorporated herein by reference.

(b)	Business and Background of Entities.

The information with respect to the Filing Parties set forth in the Proxy Statement under the caption “The Parties to the Merger” is incorporated herein by reference.

(c)	Business and Background of Natural Persons.

The information with respect to Francis A. Argenbright, Jr.; Kathleen B. Argenbright; and A. Clayton Perfall set forth in the Proxy Statement under the caption “The Parties to the Merger” is incorporated herein by reference.

Item 4.    Terms of the Transaction

Regulation M-A Item 1004

(a)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary

Special Factors

Annual Meeting

Proposal 1 — Approval of the Merger and Adoption of the Merger Agreement

Appendix A — Agreement and Plan of Merger

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Questions and Answers

Summary — Interests of Certain Persons in the Merger

Special Factors — Interests of Certain Persons in the Merger

Proposal 1 — Approval of the Merger and Adoption of the Merger Agreement

Appendix A — Agreement and Plan of Merger

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Questions and Answers

Summary — Dissenters’ Rights

Description of the Merger — Dissenters’ Rights

Appendix A — Agreement and Plan of Merger

Appendix D — Sections 14-2-1301 to 14-2-1332 of the Georgia Business Corporation Code

(e)	Provision for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption “Where You Can Find More Information” is incorporated herein by reference; and except as provided therein, in connection with the merger, the Filing Persons have not made any provision to grant unaffiliated security holders access to the corporate files of either of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary — Interests of Certain Persons in the Merger

Special Factors — Background of the Merger

Special Factors — Interests of Certain Persons in the Merger

Certain Transactions and Business Relationships

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Questions and Answers

Summary — Interests of Certain Persons in the Merger

Special Factors — Background of the Merger

Special Factors — Interests of Certain Persons in the Merger

Proposal 1 — Approval of the Merger and Adoption of the Merger Agreement

Appendix A — Agreement and Plan of Merger

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the caption “Special Factors —Background of the Merger” is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Questions and Answers

Summary — Interests of Certain Persons in the Merger

Special Factors — Interests of Certain Persons in the Merger

Description of the Merger — Financing of the Merger

Annual Meeting

Proposal 1 — Approval of the Merger and Adoption of the Merger Agreement

Security Ownership of Certain Beneficial Owners and Management

Appendix A — Agreement and Plan of Merger

Item 6.    Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Questions and Answers

Special Factors — Interests of Certain Persons in the Merger

Proposal One — Approval of the Merger and Adoption of the Merger Agreement

Appendix A — Agreement and Plan of Merger

(c)(1)-(8) Plans.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Questions and Answers

Special Factors — Interests of Certain Persons in the Merger

Description of the Merger — Financing of the Merger

Appendix A — Agreement and Plan of Merger

Item 7.    Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Questions and Answers

Special Factors — Background of the Merger

Special Factors — Purposes, Reasons and Fairness of the Merger

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Special Factors — Background of the Merger

Special Factors — Purposes, Reasons and Fairness of the Merger

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Questions and Answers

Special Factors — Background of the Merger

Special Factors — Purposes, Reasons and Fairness of the Merger

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Questions and Answers

Summary — Interests of Certain Persons in the Merger

Special Factors — Interests of Certain Persons in the Merger

Description of the Merger — Material U.S. Federal Income Tax Consequences

Proposal 1 — Approval of the Merger and Adoption of the Merger Agreement

Appendix A — Agreement and Plan of Merger

Item 8.    Fairness of the Transaction

Regulation M-A Item 1014

(a)	Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Questions and Answers

Summary — Opinion of Special Committees’ Financial Advisor

Special Factors — Purposes, Reasons and Fairness of the Merger

Special Factors — Opinion of Special Committees’ Financial Advisor

Appendix B — Opinion of Raymond James & Associates, Inc.

(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Questions and Answers

Summary — Opinion of Special Committees’ Financial Advisor

Summary — Interests of Certain Persons in the Merger

Special Factors — Purposes, Reasons and Fairness of the Merger

Special Factors — Opinion of Special Committees’ Financial Advisor

Special Factors — Interests of Certain Persons in the Merger

Appendix B — Opinion of Raymond James & Associates, Inc.

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Questions and Answers

Special Meeting — Record Date, Outstanding Voting Securities, Voting Rights and Quorum

Special Meeting — Required Votes, Abstentions and Broker Non-Votes

Proposal 1 — Approval of the Merger and Adoption of the Merger Agreement

Appendix A — Agreement and Plan of Merger

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Questions and Answers

Summary — Opinion of Special Committees’ Financial Advisor

Special Factors — Background of the Merger

Special Factors — Purposes, Reasons and Fairness of the Merger

Special Factors — Opinion of Special Committees’ Financial Advisor

Appendix B — Opinion of Raymond James & Associates, Inc.

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Questions and Answers

Summary — Purposes, Reasons and Fairness of the Merger

Special Factors — Background of the Merger

Special Factors — Fairness of the Merger

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Special Factors — Background of the Merger

Special Factors — Purposes, Reasons and Fairness of the Merger

Item 9.    Reports, Opinions, Appraisals and Negotiations

Regulation M-A Item 1015

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Questions and Answers

Summary — Opinion of Special Committees’ Financial Advisor

Special Factors — Background of the Merger

Special Factors — Purposes, Reasons and Fairness of the Merger

Special Factors — Opinion of Special Committees’ Financial Advisor

Appendix B — Opinion of Raymond James & Associates, Inc.

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Questions and Answers

Summary — Opinion of Special Committee’s Financial Advisor

Special Factors — Background of the Merger

Special Factors — Purposes, Reasons and Fairness of the Merger

Special Factors — Opinion of Special Committees’ Financial Advisor

Appendix B — Opinion of Raymond James & Associates, Inc.

(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 to this Statement are included as Appendix B to the Proxy Statement. The opinion of Raymond James & Associates, Inc. is available for inspection and copying at the offices of AHL Services, Inc., located at 1000 Wilson Boulevard, Suite 910, Arlington, Virginia 22209, during regular business hours.

Item 10.    Source and Amount of Funds or Other Consideration

Regulation M-A Item 1007

(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Questions and Answers

Summary — Financing of the Merger; Fees and Expenses of the Merger

Description of the Merger — Financing of the Merger

Proposal 1 — Approval of the Merger and Adoption of the Merger Agreement

Appendix A — Agreement and Plan of Merger

(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Questions and Answers

Summary — Financing of the Merger; Fees and Expenses of the Merger

Description of the Merger — Financing of the Merger

Proposal 1 — Approval of the Merger and Adoption of the Merger Agreement

Appendix A — Agreement and Plan of Merger

(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary — Financing of the Merger; Fees and Expenses of the Merger

Description of the Merger — Fees and Expenses of the merger

Proposal 1 — Approval of the Merger and Adoption of the Merger Agreement

Appendix A — Agreement and Plan of Merger

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Questions and Answers

Summary — Financing of the Merger; Fees and Expenses of the Merger

Description of the Merger — Financing of the Merger

Proposal 1 — Approval of the Merger and Adoption of the Merger Agreement

Appendix A — Agreement and Plan of Merger

Item 11.    Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Special Factors — Interests of Certain Persons in the Merger

Security Ownership of Certain Beneficial Owners and Management

(b)	Securities Transactions. None.

Item 12.    Solicitation or Recommendation

Regulation M-A Item 1012

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Questions and Answers

Summary — Interests of Certain Persons in the Merger

Description of the Merger — Certain Effects of the Merger

Special Factors — Interests of Certain Persons in the Merger

Special Meeting — Required Votes, Abstentions and Broker Non-Vote

Proposal 1 — Approval of the Merger and Adoption of the Merger Agreement

Appendix A — Agreement and Plan of Merger

(e)	Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Questions and Answers

Summary — Opinion of Special Committee’s Financial Advisor

Summary — Interests of Certain Persons in the Merger

Special Factors — Background of the Merger

Special Factors — Purposes, Reasons and Fairness of the Merger

Special Factors — Opinion of Special Committees’ Financial Advisor

Special Factors — Interests of Certain Persons in the Merger

Appendix B — Opinion of Raymond James & Associates, Inc.

Item 13.    Financial Statements

Regulation M-A Item 1010

(a)	Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Selected Financial Information

Where You Can Find More Information

Appendix E — AHL Annual Report on Form 10-K for the fiscal year ended December 31, 2002

Appendix F — AHL Quarterly Report on Form 10-Q for the Quarter ended March 31, 2003

(b)	Pro Forma Information. Not applicable.

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a)	Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Questions and Answers

Summary — Opinion of Special Committee’s Financial Advisor

Summary — Interests of Certain Persons in the Merger

Summary — Financing of the Merger; Fees and Expenses of the Merger

Special Factors — Background of the Merger

Special Factors — Purposes, Reasons and Fairness of the Merger

Special Factors — Opinion of Special Committees’ Financial Advisor

Special Factors — Interests of Certain Persons in the Merger

Description of the Merger — Fees and Expenses of the Merger

Special Meeting — Proxies; Revocation of Proxies

Special Meeting — Expenses of Proxy Solicitation

Appendix A — Agreement and Plan of Merger

Appendix B — Opinion of Raymond James & Associates, Inc.

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary — Interests of Certain Persons in the Merger

Special Factors —Background of the Merger

Special Factors — Interests of Certain Persons in the Merger

Special Meeting — Proxies; Revocation of Proxies

Item 15.    Additional Information.

Regulation M-A Item 1011

(b)	Other Material Information. The information set forth in the Proxy Statement and appendices thereto is incorporated herein by reference.

Item 16.    Exhibits

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)	Amendment No. 3 to the Preliminary Proxy Statement filed with the Securities and Exchange Commission on July 21, 2003 (the “Proxy Statement”).

(a)(2)	Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement (incorporated herein by reference to the Proxy Statement).

(b)(1)	Commitment Letter, dated March 27, 2003, provided by CGW Southeast Partners IV, L.P. to AHL Services, Inc. (incorporated herein by reference to Schedule 13D filed by Huevos Holdings, Inc. on April 4, 2003).†

(b)(2)	Subscription Agreement, dated March 25, 2003, between CGW Southeast Partners IV, L.P. and Huevos Holdings, Inc.*

(b)(3)	Commitment Letter, dated July 2, 2003, provided by Ableco Finance LLC to CGW Southeast Partners IV, L.P., Huevos Holdings, Inc. and AHL Services, Inc.‡

(b)(4)	Commitment Letter, dated July 2, 2003, provided by Merrill Lynch Capital to AHL Services, Inc., Huevos Holdings, Inc. and CGW Southeast Partners IV, L.P.‡

(b)(5)	Letter Agreement, dated July 2, 2003 by and between Ableco Finance LLC, CGW Southeast Partners IV, L.P., Huevos Holdings, Inc. and AHL Services, Inc.‡

(b)(6)	Amendment No. 1, dated July 7, 2003, to Commitment Letter, dated March 27, 2003, provided by CGW Southeast Partners IV, L.P. to AHL Services, Inc.‡

(c)(1)	Opinion of Raymond James & Associates, Inc. dated March 28, 2003 (incorporated herein by reference to Appendix B to the Proxy Statement).

(c)(2)	Materials presented by Raymond James & Associates, Inc. to the Special Committee on March 28, 2003.*

(d)(1)	Agreement and Plan of Merger, dated as of March 28, 2003, by and among Huevos Holdings, Inc. and AHL Services, Inc., Frank A. Argenbright, Jr., Kathleen B. Argenbright, Argenbright Partners, L.P., Francis A. Argenbright, Jr. Charitable Remainder Trust, A. Clayton Perfall, and Caledonia Investments plc, including the First, Second, Third, Fourth and Fifth Amendments to the Agreement and Plan of Merger (incorporated herein by reference to Appendix A to the Proxy Statement).

(d)(2)	Settlement Agreement between AHL Services, Inc. and Frank A. Argenbright, Jr. dated September 30, 2001 (incorporated by reference to AHL’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).

(d)(3)	Letter Agreement dated as of April 12, 2002, by and between AHL Services, Inc. and Frank A. Argenbright, Jr., relating to the Settlement and Release Agreement (incorporated by reference to AHL’s Annual Report on Form 10-K for the year ended December 31, 2001).

(d)(4)	Conditional Amendment to Employment Agreement, dated March 28, 2003, by and between AHL Services, Inc. and A. Clayton Perfall (incorporated by reference to AHL’s Annual Report on Form 10-K for the year ended December 31, 2002).

(d)(5)	Agreement Regarding Termination of Obligation to Guaranty Indebtedness, dated as of March 28, 2003, between Frank A. Argenbright, Jr. and AHL Services, Inc. (incorporated herein by reference to AHL’s Annual Report on Form 10-K for the year ended December 31, 2002).

(f)(1)	Sections 14-2-1301 to 14-2-1332 of the Georgia Business Corporation Code (incorporated herein by reference to Appendix D to the Proxy Statement).

*	Previously filed with the Rule 13e-3 Transaction Statement on Schedule 13e-3 filed with the Securities and Exchange Commission on May 9, 2003.
†	Previously filed with Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13e-3 filed with the Securities and Exchange Commission on May 13, 2003.
‡	Previously filed with Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13e-3 filed with the Securities and Exchange Commission on July 8, 2003.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    July 21, 2003

AHL Services, Inc.

by:	/s/ A. CLAYTON PERFALL
A. Clayton Perfall Chief Executive Officer

Francis A. Argenbright, Jr.

/s/ FRANCIS A. ARGENBRIGHT, JR.

Kathleen B. Argenbright

/s/ KATHLEEN B. ARGENBRIGHT

Argenbright Partners, L.P.

by:	/s/ FRANCIS A. ARGENBRIGHT, JR.
Francis A. Argenbright, Jr. General Partner

Francis A. Argenbright, Jr. Charitable Remainder Trust

by:	/s/ FRANCIS A. ARGENBRIGHT, JR.
Francis A. Argenbright, Jr. Trustee

A. Clayton Perfall

/s/ A. CLAYTON PERFALL

S-1

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Amendment No. 3 to the Preliminary Proxy Statement filed with the Securities and Exchange Commission on July 21, 2003 (the “Proxy Statement”).

(a)(2)	Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement (incorporated herein by reference to the Proxy Statement).

(b)(1)	Commitment Letter, dated March 27, 2003, provided by CGW Southeast Partners IV, L.P. to AHL Services, Inc. (incorporated herein by reference to Schedule 13D filed by Huevos Holdings, Inc. on April 4, 2003).†

(b)(2)	Subscription Agreement, dated March 25, 2003, between CGW Southeast Partners IV, L.P. and Huevos Holdings, Inc.*

(b)(3)	Commitment Letter, dated July 2, 2003, provided by Ableco Finance LLC to CGW Southeast Partners IV, L.P., Huevos Holdings, Inc. and AHL Services, Inc.‡

(b)(4)	Commitment Letter, dated July 2, 2003, provided by Merrill Lynch Capital to AHL Services, Inc., Huevos Holdings, Inc. and CGW Southeast Partners IV, L.P.‡

(b)(5)	Letter Agreement, dated July 2, 2003 by and between Ableco Finance LLC, CGW Southeast Partners IV, L.P., Huevos Holdings, Inc. and AHL Services, Inc.‡

(b)(6)	Amendment No. 1, dated July 7, 2003 to Commitment Letter, dated March 27, 2003, provided by CGW Southeast Partners IV, L.P. to AHL Services, Inc.‡

(c)(1)	Opinion of Raymond James & Associates, Inc. dated March 28, 2003 (incorporated herein by reference to Appendix B to the Proxy Statement).

(c)(2)	Materials presented by Raymond James & Associates, Inc. to the Special Committee on March 28, 2003.*

(d)(1)	Agreement and Plan of Merger, dated as of March 28, 2003, by and among Huevos Holdings, Inc. and AHL Services, Inc., Frank A. Argenbright, Jr., Kathleen B. Argenbright, Argenbright Partners, L.P., Francis A. Argenbright, Jr. Charitable Remainder Trust, A. Clayton Perfall, and Caledonia Investments plc, including the First, Second, Third, Fourth and Fifth Amendments to the Agreement and Plan of Merger (incorporated herein by reference to Appendix A to the Proxy Statement).

(d)(2)	Settlement Agreement between AHL Services, Inc. and Frank A. Argenbright, Jr. dated September 30, 2001 (incorporated by reference to AHL’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).

(d)(3)	Letter Agreement dated as of April 12, 2002, by and between AHL Services, Inc. and Frank A. Argenbright, Jr., relating to the Settlement and Release Agreement (incorporated by reference to AHL’s Annual Report on Form 10-K for the year ended December 31, 2001).

(d)(4)	Conditional Amendment to Employment Agreement, dated March 28, 2003, by and between AHL Services, Inc. and A. Clayton Perfall (incorporated by reference to AHL’s Annual Report on Form 10-K for the year ended December 31, 2002).

(d)(5)	Agreement Regarding Termination of Obligation to Guaranty Indebtedness, dated as of March 28, 2003, between Frank A. Argenbright, Jr. and AHL Services, Inc. (incorporated herein by reference to AHL’s Annual Report on Form 10-K for the year ended December 31, 2002).

(f)(1)	Sections 14-2-1301 to 14-2-1332 of the Georgia Business Corporation Code (incorporated herein by reference to Appendix D to the Proxy Statement).

*	Previously filed with the Rule 13e-3 Transaction Statement on Schedule 13e-3 filed with the Securities and Exchange Commission on May 9, 2003.
†	Previously filed with Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13e-3 filed with the Securities and Exchange Commission on May 13, 2003.
‡	Previously filed with Amendment No. 2 the Rule 13e-3 Transaction Statement on Schedule 13e-3 filed with the Securities and Exchange Commission on July 8, 2003.